

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

Kevin J. Degenstein
President and Chief Executive Officer
Gas Natural Inc.
1 First Avenue South
Great Falls, Montana 59401

> **Re: Gas Natural Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 25, 2012**
> **File No. 001-34585**

Dear Mr. Degenstein:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please mark the cover page of your proxy statement to clearly identify it as "preliminary."

2. Please provide us with updated financial statements meeting the requirements of Regulation S-X required by Rule 3-05 and Article 11 or Rules 8-04 and 8-05 for John D. Marketing or tell us why you believe such information is not required. Please see Item 13(a) and Instruction 3 to Item 14 of Schedule 14A.

Interested Certain Persons Matters to Be Acted upon, page 10

3. We note the use of placeholders for the percentage of shares currently owned by Mr. Osborne and the percentage he will own after completion of the acquisition in the first paragraph on this page. However, we note that these percentages are disclosed as 14.6% and 17.8% on page 98. Please update your disclosure accordingly. This comment also applies to the second full paragraph on page 57.

Proposal 2 — Ratification of ParenteBeard LLC as Our Independent Auditor, page 32

Principal Accountant Firm Fees and Services, page 32

4.   We note your disclosure that you dismissed your former independent accountant on June 3, 2011. Please expand this disclosure to provide the disclosure required by Item 304(a)(1)(ii) and (iv) of Regulation S-K regarding opinions of your former accountant other than unqualified opinions and disagreements with your former accountant.

Proposal 5 — Proposal to Approve the Acquisition of John D. Marketing, page 44

Background of the Acquisition, page 46

5.   In an appropriate place in this discussion, please disclose why the special committee decided to pursue the acquisition of the assets of John D. Marketing. Specifically, please elaborate upon the potential synergies that are referenced on page 47.

6.   Please explain why Mr. Male, who replaced Mr. Fedeli on the Special Committee, was selected and disclose whether he has any interests in the transaction.

7.   Please elaborate upon the accretion analysis mentioned on page 47.

8.   We note your disclosure in the sixth paragraph on page 48 of your proxy statement that the special committee engaged CC Capital Advisors as its financial advisor. Please describe the method of selecting CC Capital Advisors. Additionally, please briefly describe the qualifications of CC Capital Advisors. Please see Item 1015(b)(2) and (3) of Regulation M-A.

9.   We note your disclosure in the sixth paragraph on page 48 that "Mr. Argo, a member of the special committee, had worked with CC Capital Advisors in the past." Please expand your disclosure to describe the nature of this relationship and any other material relationships that have existed during the past two years between CC Capital Advisors or its affiliates and you or your affiliates. Furthermore, please expand your disclosure as needed to provide a narrative and quantitative description of the fees paid or to be paid to CC Capital Advisors and its affiliates by you and your affiliates. Please see Item 1015(b)(4) of Regulation M-A.

Opinion of CC Capital Advisors, page 51

10.   We note your reference at the top of page 52 to "internal financial and operating information, including financial forecasts, analyses and projections prepared by both John D. Marketing and Gas Natural" and used by CC Capital Advisors in preparing its fairness opinion. Please revise your description of CC Capital Advisors' fairness opinion to

disclose the financial forecasts and projections used by CC Capital Advisors in preparing its fairness opinion. In doing so, please confirm that these projections are the same as those referenced on page 46, where you refer to the Bruml Capital valuation provided to the board, and page 47, where you refer to the projections Ms. Howell circulated to the special committee.

11.   Please tell us how you arrived at the discount rates that you reference in the first paragraph on page 53.

Interests of Certain Person in Matters to be Acted Upon, page 57

12.   We note your indication here that John D. Marketing is a party to various agreements with Gas Natural and subsidiaries of Gas Natural and that such agreements will no longer be deemed related party transactions. Please summarize those agreements here.

Material Terms of the Purchase Agreement, page 61

13.   We note your disclosure on page 62 stating that the representations and warranties contained in the purchase agreement should not be relied upon "as independent characterizations of the actual state of facts at the time they were made or otherwise." It appears that this sentence was included, and should be tied to, the reasons articulated in the previous sentence. If so, please revise this sentence to clearly indicate this. Otherwise, please revise this statement to remove any potential implication that such representations and warranties do not constitute public disclosure under the federal securities laws.

Proposal 6 — Proposal to Approve Issuance of Shares…, page 72

14.   Please provide the disclosure required by Item 202(a) of Regulation S-K as required by Item 11(b) of Schedule 14A.

Information about Gas Natural Inc., page 76

15.   Please expand your disclosure in an appropriate location to provide a discussion of your material commitments for capital expenditures and the source of funds needed to fulfill such comments as required by Item 303(a)(2) of Regulation S-K. In this regard, we note your disclosure at the top of page 89 of your estimated future capital expenditures and your disclosure in the third paragraph on page 89 that you fund your capital expenditures "primarily through cash flows from operating activities and short-term borrowing." Please quantify your source of funds for your expected capital expenditures indicating as needed the amount of expected capital expenditures for which a source of funds has not yet been identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director